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Sarah K. Solum

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax sarah.solum@davispolk.com

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Pivotal Software, Inc.

April 9, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ms. Barbara C. Jacobs

Mr. Edwin Kim

Ms. Kathleen Collins

Ms. Joyce Sweeney

Re:                             Pivotal Software, Inc.
Registration Statement on Form S-1 (CIK No. 0001574135)

Filed March 23, 2018

Ladies and Gentlemen:

On behalf of our client, Pivotal Software, Inc. (the “Company” or “Pivotal”), we are submitting this letter in response to (i) certain comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 20, 2018 (the “Prior Comment Letter”) relating to the draft registration statement on Form S-1 of the Company, confidentially submitted on March 9, 2018, and (ii) comments from the Staff received by letter dated April 3, 2018 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company, filed on March 23, 2018 (the “Registration Statement”). The Company is concurrently filing a revised version of the registration statement on Form S-1 (the “Revised Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Registration Statement that have been marked to show changes from the Registration Statement.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions have been made. The Company has filed a separate letter with the Office of Freedom of Information and

2	April 9, 2018
FOIA Confidential Treatment Request
Pursuant to Rule 83 by Pivotal Software, Inc.

Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

********************************************

We are responding to a comment from the Staff received in the Prior Comment Letter. For ease of review, we have set forth below in italics the comment numbered 7, as set forth in the Prior Comment Letter, together with the Company’s response thereto. All page references in the Company’s responses are to the Revised Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Registration Statement.

Business

Customer Case Studies, page 100

7.              You indicate that T-Mobile developers have seen a 37% increase in their productivity. Please revise to clarify how you measure developers’ productivity and identify the periods being measured.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 105 to address the Staff’s comment.

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In addition, we are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 2, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Results of Operations

Comparison of Fiscal 2016, Fiscal 2017 and Fiscal 2018

Revenue, page 69

1.              We note your response to prior comments 4 and 5. Netting out the maintenance revenues related to legacy software products sold on perpetual basis, service revenue still declined in fiscal 2018. Please revise to further explain the lack of growth in your net service revenues during fiscal 2018 despite the 73% increase in subscription revenues during the same period. In this regard, you previously noted that the growth in service revenue in fiscal 2017 was primarily due to the increase in the company’s subscription customers. Also, in your current response you state that with the recent launch of PCF v2.0 and the release of PKS, you do not anticipate future declines in service revenue. To the extent that you do not anticipate the growth in service revenues that you experienced in fiscal 2017, please revise to explain why.

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 2, 8, 18, 65, 66, 69, 70, 73, 91 and 99 to address the Staff’s comment.

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135

3	April 9, 2018
FOIA Confidential Treatment Request
Pursuant to Rule 83 by Pivotal Software, Inc.

2.              We note your response to prior comment 6. Please provide us with a breakdown of the Labs and implementation service revenue streams for each period presented and describe any material variances in the gross profit margins.

The Company respectfully advises the Staff of the following:

Context

•                  At its formation, the Company had limited subscription revenue (PCF was not yet launched) and Labs had established revenues. Subscription revenue has grown rapidly and the Company adjusted the focus of Labs over time to be a strategic service in support of PCF.

•                  While the Company manages Services as a holistic operation, the Staff has asked for additional detail regarding revenue and gross margin profile for certain engagement categories.

•                  The Company does not have subsets of our Services revenue or gross margin available with a level of specificity and quality sufficient for disclosure, as detailed below.

•                  That said, the Company has prepared a preliminary analysis below in response to the request from the Staff.

***

Limitations of the Analysis

•                  ***

•                  The Company has not re-cast its historical data at a granular level within services categories, therefore the *** details used for this analysis, and specifically for fiscal 2016 and fiscal 2017 are derived from calendar reports or data.

•                  ***

•                  Given the Company’s services operations model (one customer success team), employees who work on these teams are assigned to projects to meet customer demand, sometimes across groups or engagement categories, without regard for resulting implied service-line performance.

•                  For all periods presented, certain expenses such as stock-based compensation and services operations costs are not allocated to our non-GAAP view given the unified way in which we run the organization. For this analysis, we have not included these costs in any period.

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135

4	April 9, 2018
FOIA Confidential Treatment Request
Pursuant to Rule 83 by Pivotal Software, Inc.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2011 or sarah.solum@davispolk.com or Jahnavi Pendharkar at (650) 752-2036 or jahnavi.pendharkar@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:                     Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP

Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.

Christopher Ing, Associate General Counsel, Pivotal Software, Inc.

Via EDGAR and courier.

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135